UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)


                               TransMontaigne Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893934109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Herbert Thornhill
                                 Morgan Stanley
                      2000 Westchester Avenue, One South C
                               Purchase, NY 10577
                                 (914) 225-5542
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

                       (Continued on the following pages)

         The information required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 893934109                SCHEDULE 13D

1        NAME OF REPORTING PERSONS

         Morgan Stanley

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                         7      SOLE VOTING POWER

                                -0-
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   5,500,400
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-

                         10     SHARED DISPOSITIVE POWER

                                5,500,400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,500,400 (See Items 4 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.67% (See Item 5)

14       TYPE OF REPORTING PERSON

         HC, CO, IA

CUSIP No. 893934109                SCHEDULE 13D

1        NAME OF REPORTING PERSONS

         Morgan Stanley Capital Group Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                         7      SOLE VOTING POWER

                                -0-
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   5,500,000
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-

                         10     SHARED DISPOSITIVE POWER

                                5,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,500,000 (See Items 4 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.67% (See Item 5)

14       TYPE OF REPORTING PERSON

         CO

CUSIP No. 893934109                SCHEDULE 13D

1        NAME OF REPORTING PERSONS

         Morgan Stanley & Co. Incorporated

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                         7      SOLE VOTING POWER

                                -0-
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   400
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-

                         10     SHARED DISPOSITIVE POWER

                                400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0% (See Item 5)

14       TYPE OF REPORTING PERSON

         CO

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202.

         As more fully described in Item 4 below, beginning on March 1, 2005, MSCGI (as defined below), will have the right to purchase, subject to adjustments, 5,500,000 shares of Common Stock of the Company pursuant to certain warrants issued by the Company to MSCGI on November 23, 2004 (the "Warrants").

Item 2.  Identity and Background.

         This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation ("MS"), Morgan Stanley Capital Group Inc., a Delaware corporation ("MSCGI") and Morgan Stanley & Co. Incorporated, a Delaware corporation ("MS&Co.", together with MS and MSCGI, the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS, MSCGI and MS&Co. are set forth in Schedules A, B and C, respectively.

         The address of the principal business office of each of the Reporting Persons is 1585 Broadway, New York, New York, 10036.

         MS is a global financial services firm that maintains leading market positions in each of its business segments - Institutional Securities, Individual Investor Group, Investment Management and Credit Services.

         MSCGI is a wholly owned subsidiary of MS. MSCGI effects non-regulated transactions with various international clients in various international markets. MSCGI is a non-clearing member of NYMEX and executes transactions for its own account on such exchange.

         MS&Co. is a wholly owned subsidiary of MS.

         None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B or C attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B or C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described in Item 4 below, on November 23, 2004, as partial consideration for MSCGI entering into the Product Supply Agreement (as defined below), the Company issued the Warrants to MSCGI.

Item 4.  Purpose of Transaction.

         The Company's wholly-owned subsidiary, TransMontaigne Product Services Inc., a Delaware corporation ("TPSI"), is engaged in the business of storing, distributing, supplying and marketing products, which requires a long-term supply of certain refined petroleum products. TPSI and MSCGI have entered into that certain product supply agreement, dated as of November 4, 2004 (as amended from time to time, the "Product Supply Agreement") pursuant to which, among other things, MSCGI will sell and supply refined petroleum products to TPSI and TPSI will purchase and receive the same products from MSCGI.

         As partial consideration for MSCGI entering into the Product Supply Agreement, the Company issued to MSCGI the Warrants, the terms and conditions of which are provided in that certain warrant certificate dated as of November 23, 2004 (the "Warrant Certificate"). Each Warrant entitles the holder thereof to purchase from the Company, at any time and from time to time on or after the earlier to occur of March 1, 2005 and the date preceding a Reorganization (as defined in the Warrant Certificate) through and including March 1, 2010, one share of Common Stock, at an exercise price per Warrant equal to $6.60. The number and kind of shares of Common Stock for which each Warrant is exercisable and the exercise price are subject to adjustments from time to time as set forth in the Warrant Certificate. The Warrants may be transferred in whole or in part at any time and from time to time, provided that, so long as the Product Supply Agreement has not been terminated or expired on its terms, the Warrants may not be transferred directly or indirectly to a transferee that is not an Affiliate (as defined in the Warrant Certificate) of MSCGI.

         In connection with the issuance of the Warrants, the Company and MSCGI have entered into a registration rights agreement dated as of November 23, 2004 (the "Registration Rights Agreement") pursuant to which MSCGI and certain of its transferees or successors (collectively, the "MSCGI Holders") were granted certain demand and piggyback registration rights. The Registration Rights Agreement will become effective at the same time as the Warrants become exercisable. MSCGI Holders are entitled to request three demand registrations, the last one of which shall be a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended, to be effective for not less than 180 days. No more than one demand registration may be requested by any MSCGI Holder in any 12-month period. Subject to the terms and conditions of the Registration Rights Agreement, the MSCGI Holders also have the right to include their Registrable Securities (as defined in the Registration Rights Agreement) in certain registration statements filed by the Company on its own initiative or at the request of a third party also entitled to registration rights. The Registration Rights Agreement also contains customary provisions regarding the registration rights, including, but not limited to, registration procedures, transfer restrictions, withdrawal rights, registration expenses and indemnification.

         A copy of each of the Product Supply Agreement, Warrant Certificate and Registration Rights Agreement are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

         Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own up to 5,500,400 shares of Common Stock (5,500,000 of which are issuable upon exercise of the Warrants), or approximately 11.67% of the outstanding shares of Common Stock based on 41,633,590 shares of Common Stock outstanding as of November 23, 2004 and assuming the exercise in full of the Warrants. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSCGI and MS&Co.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCGI may be deemed to beneficially own up to 5,500,000 shares of Common Stock issuable upon exercise of the Warrants, or approximately 11.67% of the outstanding shares of Common Stock based on 41,633,590 shares of Common Stock outstanding as of November 23, 2004 and assuming the exercise in full of the Warrants.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own up to 400 shares of Common Stock, or approximately 0.0% of the outstanding shares of Common Stock based on 41,633,590 shares of Common Stock outstanding as of November 23, 2004.

         The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

         MS and MS&Co. may be deemed to have shared voting and dispositive power with respect to 400 shares of Common Stock held in a proprietary account at MS&Co. that were previously acquired in open market transactions. By virtue of the relationship previously reported under Item 2 of this statement, each of MS and MSCGI may be deemed to have shared voting and dispositive power with respect to 5,500,000 shares of Common Stock beneficially owned by MSCGI. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         Except as set forth in Schedule D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other Reporting Person has effected any such transaction.

         By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCGI and MS&Co. and the proceeds from the sale of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

Item 7.  Exhibits.

Exhibit 1 i) Product Supply Agreement dated November 4, 2004 between MSCGI and TPSI*
                ii) First Amendment to the Product Supply Agreement dated November 23, 2004*

Exhibit 2       Warrant Certificate dated November 23, 2004 issued by the
                Company**

Exhibit 3 Registration Rights Agreement dated November 23, 2004 between the Company and MSCGI**

Exhibit 4 Joint Filing Agreement dated January 7, 2005 between MS, MSCGI and MS&Co.

--------
* Incorporated by reference to the Company's Current Report on Form 8-K, dated November 4, 2004, as amended by a Form 8-K/A filed on January 7, 2005.

** Incorporated by reference to the Company's Current Report on Form 8-K, dated November 30, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2005


                                               MORGAN STANLEY


                                               /s/ Robert G. Koppenol
                                               ---------------------------------
                                               Name:  Robert G. Koppenol
                                               Title: Authorized Signatory



                                               MORGAN STANLEY CAPITAL GROUP INC.


                                               /s/ Neal A. Shear
                                               ---------------------------------
                                               Name:  Neal A. Shear
                                               Title: Chairman and President



                                               MORGAN STANLEY & CO. INCORPORATED


                                               /s/ Robert G. Koppenol
                                               ---------------------------------
                                               Name:  Robert G. Koppenol
                                               Title: Authorized Signatory

                                                                      SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

         The names of the directors and the names and titles of the executive officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.



Name                       Title
----                       -----

*Philip J. Purcell         Chairman of the Board and Chief Executive Officer

*Sir Howard Davies1        The Director, London School of Economics and Political Science

*Edward A. Brennan         Former Executive Chairman of AMR Corporation

*John E. Jacob             Executive Vice President - Global Communications of Anheuser-Busch Companies, Inc.

*C. Robert Kidder          Principal of Stonehenge Partners, Inc.

*Charles F. Knight         Chairman Emeritus of Emerson Electric Co.

*John W. Madigan           Retired; former Chairman, Chief Executive Officer and President of Tribune Company

*Miles L. Marsh            Former Chairman and Chief Executive Officer of Fort James Corporation

*Michael A. Miles          Special Limited Partner and member of the advisory board of Forstmann Little & Co.

*Laura D'Andrea Tyson      Dean of the London Business School

*Klaus Zumwinkel2          Chairman of the Management Board of Deutsche Post AG

Stephan F. Newhouse        President

Stephen S. Crawford        Executive Vice President and Chief Administrative Officer

David Sidwell              Executive Vice President and Chief Financial Officer

Donald G. Kempf, Jr.       Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid      Head of Worldwide Investment Banking Division

Zoe Cruz                   Head of Worldwide Fixed Income Division

John P. Havens             Head of Worldwide Institutional Equity Division

Roger C. Hochschild        President and COO, Discover Financial Services

Mitchell M. Merin          President and COO, Investment Management

David W. Nelms             Chairman and CEO, Discover Financial Services

Vikram S. Pandit           President and COO, Institutional Securities Group

Joseph R. Perella          Chairman of Institutional Securities Group

John H. Schaefer           President and COO, Individual Investor Group


---------------------------

1   Sir Howard Davies is an English citizen and not a United States citizen.
2   Klaus Zumwinkel is a German citizen and not a United States citizen.
*    Director

                                                                      SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY CAPITAL GROUP, INC

         The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group, Inc ("MSCGI") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCGI at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCGI and each individual is a United States citizen.


Name                         Title
----                         -----

*Shear, Neal A               Chairman and President

Aaron, Debra M.              Vice President

Brown, G. William            Vice President

Bryce, Colin                 Vice President

*Chasin, Charles             Vice President

Delaney, Joseph F.           Vice President

Greenshields, Simon T.W.     Vice President

Grzeczka, Keith L.           Vice President

Hart, Deborah L.             Vice President

Kamins, Harold W.            Vice President

King, Nancy A.               Vice President

Kinney, Robert P.            Vice President

Mettler, Stephen P.          Vice President

*Newcomb, Philip V.          Vice President

Potter, Ian Henry Franklin   Vice President

Refvik, Olav N.              Vice President

Sandberg, Bruce R.           Vice President

Shapiro, John A.             Vice President

Shelton, Richard David       Vice President

White, Charlton S.           Vice President

Armstrong, Brian J.          Treasurer

McCoy, William F.            Secretary

Herzer, Charlene R.          Assistant Secretary

Krause, Susan M.             Assistant Secretary



---------------------------
*    Director

                                                                      SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

         The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address       Present Principal Occupation
----------------------       ----------------------------

*Zoe Cruz                    Managing Director of MS&Co. and Head of Worldwide
                             Fixed Income Division of Morgan Stanley ("MS")

*John P. Havens              Managing Director of MS&Co. and Head of Worldwide
                             Institutional Equity Division of MS

*Donald G. Kempf, Jr.        Managing Director of MS&Co. and Executive Vice
                             President, Chief Legal Officer and Secretary of MS

*Tarek F. Abdel-Meguid       Managing Director of MS&Co. and Head of Worldwide
                             Investment Banking Division of MS

*Alasdair G. Morrison        Managing Director of MS&Co. and Chairman of Morgan
                             Stanley Asia

*Stephan F. Newhouse         Managing Director of MS&Co. and President of MS

*Vikram S. Pandit            Managing Director, President and COO of MS&Co. and
                             President and COO of Institutional Securities of MS

*Joseph R. Perella           Managing Director, Chairman and CEO of MS&Co. and
                             Chairman of Institutional Securities of MS

*Philip J. Purcell           Managing Director of MS&Co. and Chairman of the
                             Board and Chief Executive Officer of MS

*Robin Roger                 Managing Director, General Counsel and Secretary of
                             MS&Co.

Eileen S. Wallace            Managing Director and Treasurer of MS&Co.

Alexander C. Frank           Managing Director and CFO of MS&Co. and Controller
                             of MS

*   Director

                                                                      SCHEDULE D

                  TRANSACTIONS IN THE PAST SIXTY DAYS BY MS&CO.

         Unless otherwise indicated, each of the transactions described below was effected for cash on the American Stock Exchange on December 21, 2004.


Purchase/Sale          Number of Shares of Common Stock          Price per Share
     Sale                            3,750                            $5.51
     Sale                             100                             $5.42
     Sale                             150                             $5.45
     Sale                             125                             $5.50

Exhibit 1 i) Product Supply Agreement dated November 4, 2004 between MSCGI and TPSI*
                ii) First Amendment to the Product Supply Agreement dated November 23, 2004*

Exhibit 2       Warrant Certificate dated November 23, 2004 issued by the
                Company**

Exhibit 3 Registration Rights Agreement dated November 23, 2004 between the Company and MSCGI**

Exhibit 4 Joint Filing Agreement dated January 7, 2005 between MS, MSCGI and MS&Co.

--------
* Incorporated by reference to the Company's Current Report on Form 8-K, dated November 4, 2004, as amended by a Form 8-K/A filed on January 7, 2005.

** Incorporated by reference to the Company's Current Report on Form 8-K, dated November 30, 2004.